April 24, 2009

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Mr. H. Roger Schwall
Assistant Director

Re:	Sunoco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009 (“Form 10-K”)
Schedule 14A Filed March 17, 2009
File No. 1-06841 (“Proxy Statement”)

Dear Mr. Schwall:

On behalf of Sunoco, Inc. (“Sunoco” or the “Company”), set forth below are the responses of Sunoco to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 31, 2009 (the “Comment Letter”) regarding Sunoco’s above-referenced Form 10-K and Proxy Statement. For ease of reference, we have set forth below each comment of the Staff exactly as given in the Comment Letter, followed by our response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 1

Refining and Supply, page 2

1.	We noted your disclosure on page 5 concerning the proposed sale of your Tulsa refinery after the initiation of a $400 million capital project at the facility and industry reports of substantial deficiencies in refinery capacity. In future filings, please revise such disclosure to clarify the reasons for such decision and the current status of sales efforts with respect to the Tulsa facility.

Response: As indicated on page 48 of the 2008 Form 10-K, the $400 million project at the Tulsa refinery was initiated to reduce the sulfur content in off-road diesel produced at the refinery to comply with a rule adopted in May 2004 by the U.S. Environmental Protection Agency, but in 2008 Sunoco elected not to proceed with the project. The project, like many other capital projects in the industry, was re-evaluated due to concerns about reduced profitability of the industry over the next several years. The Form 10-K also indicated the Company’s intent to sell the refinery or convert the refinery to a terminal by the end of 2009.

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In April 2009, the Company announced an agreement to sell the refinery to Holly Corporation. In future filings, we will clarify that the reason for our decision to cancel the off-road diesel project was because it was not expected to achieve an acceptable rate of return, and will provide an updated description of the status of the sale of the refinery.

Schedule 14A Filed March 17, 2009

Certain Relationships and Related Transaction, page 15

2.	In your discussion of related party transaction, we note your reference to an agreement with United States Steel, which also appears to be mentioned on page 41 of your Form 10-K for the year ended December 31, 2008. This agreement does not appear to be included in the exhibit list of the Form 10-K. Please explain to us why you have not filed this agreement as an exhibit.

Response: The transaction for the purchase of furnace coke referred to on page 15 of the Proxy Statement is a contract between an affiliate of SunCoke Energy, Inc., a wholly owned subsidiary of Sunoco, Inc., and United States Steel. While such contract is important to Sunoco (thereby leading to the disclosure in the Form 10-K), it is not material to Sunoco and its subsidiaries, as such materiality is determined in accordance with Item 601(b)(10) of Regulation S-K and the instructions thereto. SunCoke Energy’s normal business involves developing, constructing and/or operating coke plants and selling the coke, and this contract is deemed to be in the “ordinary course of business” of SunCoke Energy. Item 601(b)(10) of Regulation S-K provides that contracts not made in the ordinary course of business which are material to the registrant are to be filed as an exhibit to the registrant’s periodic reports. Since this is not a material contract and is in the ordinary course of business of the Company it was not required to be filed as an exhibit. The disclosure of the contract in the Proxy Statement was made because it was a transaction that was considered in determining the independence of our directors.

Compensation Discussion and Analysis

Annual Incentive, page 35

3.	We note your disclosure regarding three categories of goals: (1) operating income after tax (OIAT); (2) return on capital employed (ROCE); and (3) Health, Environment and Safety (“HES”) goals. You explain the OIAT and ROCE goals and then state that “The performance of these two measurements was modified (up or down) by certain HES performance goals.” However, you do not disclose what the HES performance goals were. Furthermore, you disclose the actual performance with regard to OIAT and ROCE, and state that annual incentives were paid out “after applying the HES modifier,” but you do not disclose the actual performance with regard to HES and how it modified the payout.

Please revise to disclose all qualitative and quantitative performance goals and actual performance relative to these goals. See 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure regarding the

April 24, 2009

goals would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure regarding qualitative or quantitative performance goals would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: Sunoco believes that its disclosure regarding the achievement of various performance goals for the 2008 annual incentive programs for its Named Executive Officers (“NEOs”) as set forth in the Proxy Statement complies with Item 402(b) of Regulation S-K, which requires, in Compensation Discussion and Analysis, the discussion and analysis of the material elements of the compensation paid to or earned by the NEOs, and the determinations made by the Compensation Committee with respect thereto. Item 402(b)(2) notes that material information will vary depending on the facts and circumstances. As you note, Sunoco does disclose the performance goals and targets for the 2008 annual incentive (OIAT and ROCE) because it believes that such disclosure is material to understanding the compensation paid. HES performance goals, on the other hand, are identified and determined by a much different process (as described below) and serve only as a modifier once the achievement of the performance goals are determined by the Compensation Committee. The maximum impact that the HES modifiers can have on an annual incentive payout is +/- 10 percent. For the 2008 annual incentive compensation, the impact of the HES modifier ranged from +2% to -6%. We do not believe that detailed information regarding the goals underlying the HES modifiers is material to the understanding of the compensation paid to the NEOs or the decisions made by the Compensation Committee.

HES goals are established, pursuant to a broad-based, Company-wide plan, for all employees of each business unit across Sunoco and its subsidiaries to support efforts and programs within the business units that drive continuous improvement toward aggressive targets. The HES targets are determined by the business unit leaders and Corporate HES personnel, not by the Compensation Committee. The Compensation Committee may provide input and does approve the HES targets as part of the overall incentive compensation package for all senior executives. The HES goals have components and targets that vary by business unit. The components may include, as appropriate, employee safety—recordable rates (injuries), contractor safety—recordable rates (injuries), Mine Safety Health Association employee and contractor safety—recordable rates (injuries), product management (product/crude spill events), air management (permit exceedences), water management (permit exceedences), vehicle safety (preventable accidents), and new coke plant construction (injuries). The targets and weightings also vary by business unit, based on the number of components, the best historical performance, and, if available, an industry benchmark. The methodology for establishing and determining the HES modifiers is complex and varies by business unit. The sole use by the Compensation Committee arises through its application of the HES modifier once the achievement of the OIAT and ROCE performance goals is determined, and the potential incentive compensation determined, for the senior executives.

Sunoco has made efforts to streamline its disclosure in Compensation Discussion and Analysis to provide meaningful, material information to its investors regarding NEO compensation. We attempt to eliminate redundancy and focus on the material aspects of our executive compensation program. Because we do not believe that the HES goals themselves

April 24, 2009

are material to understanding NEO compensation and due to the complexity of how the application of the HES modifiers are determined, we believe specific disclosure about the HES goals would distract from the overall discussion of the major components of the NEO compensation. Accordingly, we do not believe that a revision to our disclosure documents to provide additional information regarding the HES goals beyond what is included in the Proxy Statement currently is necessary, and believe it would be confusing and distracting to our investors. In future Schedule 14A/proxy statement filings, we will review the annual incentive and the performance goals that have been approved, and, to the extent material to an understanding of the compensation decisions made, enhance the disclosure as appropriate, including more information regarding the description of the HES goals and the impact of the goals on the annual incentive.

Long-Term Incentive Awards – Performance-Based Common Stock Units, page 37

4.	You disclose the groups of peer companies that were used with regard to performance goals for the Common Stock Units (CSUs) awarded in December 2008 (page 33) and the CSUs awarded in December 2005 (page 39). However, at the top of page 38, you refer to “2007 performance-based CSU awards” as to which “the performance goals were equally weighted between TSR and EPS growth, both relative to the peer companies”; you do not explain what group of peer companies was used for this purpose. Please enhance your disclosure to address this issue.

Response: The peer group for the 2007 performance-based CSUs was described when such awards were granted in December 2007 (see page 48 of the Sunoco, Inc. Schedule 14A proxy statement filed on March 17, 2008), and information regarding such peer group will again be provided for such 2007 awards when the performance period ends in December 2010. The only reason that the 2007 performance-based CSU awards were referenced on the top of page 38 of the Proxy Statement was to enhance the investors’ understanding of the December 2008 performance-based CSU awards and the change that the Company made in 2008 in the performance goals, from TSR and EPS growth in 2007 to TSR as a single goal for 2008.

Sunoco advises the Staff that it is aware of and it acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

April 24, 2009

If you have any questions or additional comments concerning these responses, please call me at (215) 977-6106, or Justin P. Klein, Esquire, of Ballard Spahr Andrews & Ingersoll, LLP at (215) 864-8606.

Sincerely,

/s/ Terence P. Delaney

Terence P. Delaney Interim Chief Financial Officer

cc:	N. Gholson - SEC
J. Klein - Ballard Spahr